Exhibit 42

                            JOINT PRESS RELEASE FROM
                          PIRELLI & C. AND PIRELLI SPA


           O THE BOARDS OF PIRELLI & C. AND PIRELLI SPA APPROVE THE PLAN TO MERGE PIRELLI SPA INTO PIRELLI & C. WITH A SWAP RATIO OF 4 NEW ORDINARY PIRELLI & C. SHARES FOR EVERY 3 ORDINARY PIRELLI SPA SHARES AND 10 NEW PIRELLI & C. SAVINGS SHARES FOR EVERY 7 PIRELLI SPA SAVINGS SHARES

           O PIRELLI & C. IS BEING CONVERTED INTO A SPA AND IS LAUNCHING A CAPITAL INCREASE OF ROUGHLY 1 BILLION EURO COMBINED WITH WARRANTS FOR ADDITIONAL 250 MILLION EURO ROUGHLY

           O          SIMPLIFICATION AND STRENGTHENING OF THE COMPANY STRUCTURE

           O          OPTIMISATION OF THE INCOME PROFILE

           O          WIDER SHAREHOLDER BASE



Milan, 12 March 2003 - The Board of Partners of PIRELLI & C. and the Board of Directors of PIRELLI SPA have decided on a plan of extraordinary company operations aimed at SIMPLIFYING AND STRENGTHENING the company structure.


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DESCRIPTION OF THE OPERATION

The Board of Partners of PIRELLI & C. has decided:

           o to CHANGE the type of company from a Societa in Accomandita per Azioni (limited partnership company) to a SOCIETA PER AZIONI (public limited company) and consequently to adopt new bylaws;

           o to CHANGE the NAME of the company from Pirelli & C. Apa to PIRELLI & C. SPA

           o to INCREASE THE CAPITAL up to a maximum of 1,014 MILLION Euro through the issue of ordinary shares COMBINED WITH FREE WARRANTS up to additional 254 MILLION Euro;

           o          to MERGE PIRELLI & C. LUXEMBOURG and PIRELLI SPA into
                      Pirelli & C.;

The Board of Directors of Pirelli SpA has decided:

           o          to merge Pirelli SpA into Pirelli & C.

It is stated that, following the conversion of Pirelli & C. Apa into Pirelli &
C. SpA, the ordinary and savings shareholders of Pirelli & C. Apa shall be entitled to withdraw, on the terms and conditions stipulated in law; the shareholders withdrawing will not receive the dividend nor have the option rights stipulated in the capital increase.


OPTION TO INCREASE THE CAPITAL OF PIRELLI & C.

An increase of the capital of Pirelli & C. SpA is planned up to a MAXIMUM AMOUNT of 1,014 MILLION Euro through the issue of a maximum of 1,950,355,809 NEW ORDINARY SHARES, to be offered as an option to shareholders at the nominal value of 0.52 Euro per share at the ratio of 3 new ordinary shares for every share owned in any category. Each new share subscribed will be combined with a free warrant valid for subscribing, continuously, with effect from 1 January 2004 up to 30 June 2006, one ordinary share for every 4 warrants presented for the exercise, at the price of 0.52 Euro per share; the proceeds will be up to 254 million Euro.

Participants in the block syndicate of Pirelli & C. Apa stated they are provisionally prepared to subscribe pro quota the increase in capital.

Mediobanca has stated it is prepared to arrange the formation of a consortium to guarantee the successful outcome of the operation.

The capital increase is aimed at reinforcing the Group's industrial and financial assets.

MERGER OF PIRELLI & C. LUXEMBOURG AND PIRELLI SPA INTO PIRELLI & C.

The plan provides for the MERGER INTO PIRELLI & C. OF PIRELLI & C. LUXEMBOURG (wholly controlled company) through the cancellation of shares and of PIRELLI SPA by allocating 4 Pirelli & C. ordinary shares and 10 savings shares of the new issue respectively for every 3 Pirelli SpA ordinary shares and for every 7 savings shares owned, with the entitlement starting on 1 January 2003. That swap ratio was fixed considering the valuations of the capital of the two companies, the average Stock Exchange prices for the last three months taking into account the increase of the capital of Pirelli & C., and confirmed by the fairness opinion of leading banks.

The valuation of the capital of the two companies was made on the basis of the sum of the parts method, traditionally used for valuing shareholdings. With regard to the accounting aspects, the merger will give rise to a surplus for the merging company from the cancellation of approximately 300 million Euro. As the extent of any withdrawal ("recesso") of Pirelli & C shareholders is not known, the accounting aspects derived from the swap ratio are not quantifiable at the moment.

So as not to prejudice the equity claims of Pirelli SpA shareholders, the privileges due to Pirelli & C. savings shareholders will be standardised with those of the savings shareholders of Pirelli SpA (7% of the nominal value).

OBJECTIVES OF THE OPERATION

Through its different stages, the operation described above will provide:

           o A SIMPLIFICATION and STRENGTHENING of the GROUP'S COMPANY STRUCTURE, transferring all the main activities (Energy Cables & Systems, and Telecom Cables and Systems, Tyres, Real Estate and the stake in the Telecommunications sectors through Olimpia) to a single listed holding company, and contributing fresh resources;

           o the CONVERSION from a Societa in Accomandita per Azioni (limited partnership company ) INTO A SOCIETA PER AZIONI (public limited company), with the adoption of MORE ADVANCED CORPORATE GOVERNANCE which will allow all the shareholders to have greater participation in the decision-making process;

           o the creation of bases for A MORE FLEXIBLE DEVELOPMENT AND MANAGEMENT OF THE ASSETS in the portfolio;

           o THE OPTIMISATION of the ECONOMIC AND FINANCIAL FLOWS within the scope of the Group and with regard to the shareholders;

           o A SIMPLIFICATION of the MANAGEMENT OF ADMINISTRATIVE ACTIVITIES, eliminating those related to the management of a listed subholding with its own consolidated accounts and company structure.

The Directors of Pirelli & C. Apa and Pirelli SpA have given their Chairman and Vice-Chairman a mandate to convene the Meetings called on to decide on the plans described above. The date for these meetings may be in the first ten days of next May. That date will then be communicated according to the methods laid down in law.

Pirelli & C. was assisted by Mediobanca in the research for and execution of the operation and for the valuation of the exchanges, and Pirelli SpA called on the services of Lehman Brothers and Morgan Stanley to value the exchanges.




                            JOINT PRESS RELEASE FROM
                          PIRELLI & C. AND PIRELLI SPA



Milan, 12 March 2003 - With reference to the press release issued on 12 March 2003, it is stated that downstream from the merger of Pirelli SpA into Pirelli &
C. Apa, the shares with voting rights in the share capital of the company produced by the merger will fluctuate (in the case of total exercise of the warrants freely combined with the planned increase of the capital of Pirelli &
C. Apa), according to whether or not the market takes up the right of withdrawal ("recesso") in full as follows:

           o          Camfin: 21.4%/28.5%

           o          Other shareholders in the block syndicate: 27.2%/36.2%

           o          Market: 51.4%/35.3%



                                   Pirelli Press Office: tel. +39 02 85354270